UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

Jackson Acquisition Company
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

46653C 106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. 46653C 106	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
RJ Healthcare SPAC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,635,000 (1) (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,635,000 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,635,000 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Reflects 5,635,000 shares of Class A common stock of Jackson Acquisition Company (the “Company”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 5,635,000 shares of Class B common stock of the Company, par value $0.0001 per share (“Class B Common Stock”) owned by RJ Healthcare SPAC, LLC (the “Sponsor”) at December 31, 2021. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the shares reported herein. Entities controlled by Richard L. Jackson and John Ellis Bush, respectively, are members of the Sponsor and Messrs. Jackson and Bush serve as managers of the Sponsor. Mr. Jackson has two of the three votes on the board of managers and thus holds the ultimate voting and investment control over the shares held by the Sponsor. Each of Mr. Jackson and Mr. Bush disclaims beneficial ownership over any securities held by the Sponsor in which he does not have any pecuniary interest.

(2) Does not include warrants to purchase 9,560,000 shares of Class A Common Stock held by the Sponsor at December 31, 2021 that are not exercisable until the closing of the Company’s initial business combination (10,347,500 warrants as of the date hereof, as a result of the underwriter’s partial exercise of its over-allotment option in connection with the Company’s initial public offering and the purchase by the Sponsor of an additional 787,500 warrants in connection therewith on January 6, 2022).

(3) The calculation assumes that there is a total of 25,635,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 20,000,000 shares of Class A Common Stock outstanding as of December 31, 2021, and (ii) the 5,635,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor, as reported herein.  On January 6, 2022, as a result of the underwriter’s partial exercise of its over-allotment option in connection with the Company’s initial public offering, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B Common Stock.  Following such cancellation, the Sponsor held 5,447,500 shares of Class B Common Stock (convertible into 5,447,500 shares of Class A Common Stock).  This represents 19.7% of the Company’s outstanding shares, assuming there is a total of 27,697,500 shares of Class A Common Stock outstanding, which is the sum of (i) the 22,250,000 shares of Class A Common Stock outstanding as of January 6, 2022 following the sale by the Company of an additional 2,250,000 shares of Class A Common Stock in connection with the underwriters’ partial exercise of its over-allotment option, and (ii) the 5,447,500 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor on January 6, 2022.

CUSIP No. 46653C 106	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Richard L. Jackson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,635,000 (1) (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,635,000 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,635,000 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Reflects 5,635,000 shares of Class A Common Stock upon conversion of 5,635,000 shares Class B Common Stock owned by the Sponsor at December 31, 2021. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the shares reported herein. Entities controlled by Richard L. Jackson and John Ellis Bush, respectively, are members of the Sponsor and Messrs. Jackson and Bush serve as managers of the Sponsor, but Mr. Jackson has two of the three votes on the board of managers and thus holds the ultimate voting and investment control over the shares held by the Sponsor. Each of Mr. Jackson and Mr. Bush disclaims beneficial ownership over any securities held by the Sponsor in which he does not have any pecuniary interest.

(2) Does not include warrants to purchase 9,560,000 shares of Class A Common Stock held by the Sponsor at December 31, 2021 that are not exercisable until the closing of the Company’s initial business combination (10,347,500 warrants as of the date hereof, as a result of the underwriter’s partial exercise of its over-allotment option in connection with the Company’s initial public offering and the purchase by the Sponsor of an additional 787,500 warrants in connection therewith on January 6, 2022).

(3) The calculation assumes that there is a total of 25,635,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 20,000,000 shares of Class A Common Stock outstanding as of December 31, 2021, and (ii) the 5,635,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor, as reported herein. On January 6, 2022, as a result of the underwriter’s partial exercise of its over-allotment option in connection with the Company’s initial public offering, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B Common Stock.  Following such cancellation, the Sponsor held 5,447,500 shares of Class B Common Stock (convertible into 5,447,500 shares of Class A Common Stock).  This represents 19.7% of the Company’s outstanding shares, assuming there is a total of 27,697,500 shares of Class A Common Stock outstanding, which is the sum of (i) the 22,250,000 shares of Class A Common Stock outstanding as of January 6, 2022 following the sale by the Company of an additional 2,250,000 shares of Class A Common Stock in connection with the underwriters’ partial exercise of its over-allotment option, and (ii) the 5,447,500 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor on January 6, 2022.

CUSIP No. 46653C 106	13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
John Ellis Bush

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,635,000 (1) (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,635,000 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,635,000 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Reflects 5,635,000 shares of Class A Common Stock upon conversion of 5,635,000 shares Class B Common Stock owned by the Sponsor at December 31, 2021. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the shares reported herein. Entities controlled by Richard L. Jackson and John Ellis Bush, respectively, are members of the Sponsor and Messrs. Jackson and Bush serve as managers of the Sponsor, but Mr. Jackson has two of the three votes on the board of managers and thus holds the ultimate voting and investment control over the shares held by the Sponsor. Each of Mr. Jackson and Mr. Bush disclaims beneficial ownership over any securities held by the Sponsor in which he does not have any pecuniary interest.

(2) Does not include warrants to purchase 9,560,000 shares of Class A Common Stock held by the Sponsor at December 31, 2021 that are not exercisable until the closing of the Company’s initial business combination (10,347,500 warrants as of the date hereof, as a result of the underwriter’s partial exercise of its over-allotment option in connection with the Company’s initial public offering and the purchase by the Sponsor of an additional 787,500 warrants in connection therewith on January 6, 2022).

(3) The calculation assumes that there is a total of 25,635,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 20,000,000 shares of Class A Common Stock outstanding as of December 31, 2021, and (ii) the 5,635,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor, as reported herein. On January 6, 2022, as a result of the underwriter’s partial exercise of its over-allotment option in connection with the Company’s initial public offering, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B Common Stock.  Following such cancellation, the Sponsor held 5,447,500 shares of Class B Common Stock (convertible into 5,447,500 shares of Class A Common Stock).  This represents 19.7% of the Company’s outstanding shares, assuming there is a total of 27,697,500 shares of Class A Common Stock outstanding, which is the sum of (i) the 22,250,000 shares of Class A Common Stock outstanding as of January 6, 2022 following the sale by the Company of an additional 2,250,000 shares of Class A Common Stock in connection with the underwriters’ partial exercise of its over-allotment option, and (ii) the 5,447,500 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor on January 6, 2022.

CUSIP No. 46653C 106	13G	Page 5 of 7 Pages

Explanatory Note

Item 1.
(a) Name of Issuer: Jackson Acquisition Company
(b) Address of Issuer's Principal Executive Offices:
2655 Northwinds Parkway
Alpharetta, GA 30009

Item 2.
(a) Name of Person Filing:
This statement is filed by:
(i) RJ Healthcare SPAC, LLC
(ii) Richard L. Jackson
(iii) John Ellis Bush
(b) Address of Principal Business Office or if none, Residence:
c/o Jackson Acquisition Company
2655 Northwinds Parkway
Alpharetta, GA 30009
(c) Citizenship:
RJ Healthcare SPAC, LLC – Delaware
Richard L. Jackson – United States
John Ellis Bush – United States
(d) Title of Class of Securities: Class A Common Stock, $0.0001 par value
(e) CUSIP Number: 46653C 106

Item 3.	Not Applicable

Item 4.	Ownership.
(a)	Amount Beneficially Owned:
(i) RJ Healthcare SPAC, LLC – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock) as of December 31, 2021.
(ii) Richard L. Jackson – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.
(iii) John Ellis Bush – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.

(b)	Percent of Class:
(i) RJ Healthcare SPAC, LLC – 22.0% as of December 31, 2021.
(ii) Richard L. Jackson – 22.0% as of December 31, 2021.
(iii) John Ellis Bush – 22.0% as of December 31, 2021.

The foregoing percentages assume that there is a total of 25,635,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 20,000,000 shares of Class A Common Stock outstanding as of December 31, 2021, and (ii) the 5,635,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor as of December 31, 2021, as reported herein.

CUSIP No. 46653C 106	13G	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
RJ Healthcare SPAC, LLC – 0 as of December 31, 2021.
Richard L. Jackson – 0 as of December 31, 2021.
John Ellis Bush - 0 as of December 31, 2021.
(ii) shared power to vote or to direct the vote:
RJ Healthcare SPAC, LLC – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.
Richard L. Jackson – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.
John Ellis Bush – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.
(iii) sole power to dispose or to direct the disposition of:
RJ Healthcare SPAC, LLC – 0 as of December 31, 2021.
Richard L. Jackson – 0 as of December 31, 2021.
John Ellis Bush - 0 as of December 31, 2021.
(iv) shared power to dispose or to direct the disposition of:
RJ Healthcare SPAC, LLC – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.
Richard L. Jackson – 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.
John Ellis Bush - 5,635,000 shares (consists of 5,635,000 shares of Class B Common Stock owned by RJ Healthcare SPAC, LLC) as of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 46653C 106	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

RJ HEALTHCARE SPAC, LLC

	By:	/s/ Richard L. Jackson
Name: Richard L. Jackson
Title: Member

/s/ Richard L. Jackson
Richard L. Jackson

/s/ John Ellis Bush
John Ellis Bush